UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38806

Jiayin Group Inc.

26th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road,

Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: September 16, 2019

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Jiayin Group Announces Changes to Collaboration with Consolidated Affiliated Entity That Provides Investor Assurance Program

Exhibit 99.2	Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd. dated September 16, 2019

Exhibit 99.3	Supplementary Agreement to Collaboration Agreement dated December 1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd., dated September 16, 2019

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